Exhibit 99.3

SNOW LAKE RESOURCES LTD.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

Nominating and Corporate Governance Committee Charter

Purposes and responsibilities

The Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Snow Lake Resources Ltd. (the “Company”) shall have the following purposes and responsibilities with respect to governance and with respect to nominating matters.

Governance Purposes and Responsibilities

The purposes and responsibilities of the Committee with respect to governance matters shall be to assist the Board of the Company in carrying out its responsibilities relating to the development of corporate governance principles applicable to the Company and its subsidiaries, and to lead the Board in its annual review of the Board’s and individual Director performance. In furtherance of this purpose, the Committee shall have the following authority:

➢	Develop and recommend to the Board a set of corporate governance principles. The Committee shall monitor new and modified rules, requirements and recommendations related to corporate governance and shall review and reassess the adequacy of Company’s corporate governance principles and recommend any proposed changes to the Board for approval.

➢	Regularly conduct a review of the performance of the Board as a whole and of individual members of the Board based on such criteria and performance factors as the Committee may determine. The results of these evaluations shall be used in connection with the nominating of individuals for election to the Board; however, the results of these evaluations shall be informational only and shall not be binding on the Committee in its consideration of Director nominees.

➢	Implement, Monitor and revise, as appropriate, in accordance with best practices and legal requirements, Company’s code of business conduct (“Code”) as well as disclosure and insider trading policies for Company.

➢	Establish mechanisms to facilitate the effective operation of the Code and the granting of waivers of the Code.

➢	Keep up to date with regulatory requirements and other new developments in corporate governance and review the quality of Company’s governance and suggest changes to Company’s governance practices as determined appropriate to the Board.

➢	Ensure that disclosure and securities compliance policies, including communications policies, are in place.

➢	Review and reassess the adequacy of this charter and recommend any proposed changes to the Board for approval.

SNOW LAKE RESOURCES LTD.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

Nominating Purposes and Responsibilities

The purposes and responsibilities of the Committee with respect to nominating matters shall be to:

➢	Establish criteria and personal qualifications to be used in making selections of candidates to the Board. Such criteria and qualifications may include business and financial experience and acumen, integrity, willingness to devote the necessary time and energy to fulfill the duties and responsibilities of a Director, independence and such other criteria and qualifications as the Committee determines to be appropriate under the circumstances.

➢	Have the sole authority to retain and terminate any search firm necessary to assist it in identifying Director candidates and shall have sole authority to approve the search firm’s fees and other retention terms. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

➢	Identify individuals qualified as candidates to serve on the Board consistent with the need to establish a Board which is able to accomplish its purpose and objectives.

➢	Review the composition of the Board and recommend to the Board Directors for submission to the shareholders at the Annual Meeting. Such Directors may or may not include nominees who are current members of the Board.

➢	Evaluate candidates for nomination to the Board, including those recommended by shareholders to serve as Directors.

➢	Establish procedures and approve appropriate orientation and education programs for new members of the Board and establish and approve continuing education opportunities for all Directors to ensure their knowledge and understanding of Company’s business remain current.

➢	Make regular reports to the Board which shall include, as required, a report on succession planning.

➢	Recommend to the Board qualified candidates to fill vacancies on the Board and its committees.

➢	Make recommendations to the Board as to the composition of its Committees.

If a Director’s ability to contribute to the Board should change due to a significant change in his or her circumstances (e.g. in employment, residency or citizenship status, geographic location or health) he or she will be expected to offer to resign and the Board, at its discretion, on the recommendation of Committee may accept the resignation.

The Committee shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.

SNOW LAKE RESOURCES LTD.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

Structure

The Committee shall consist of two or more directors, as determined from time to time by the Board. Each member of the Committee shall be qualified to serve on the Committee pursuant to the applicable rules of the stock market on which the Company’s common shares are trading (the “Stock Market Rules”) and any additional requirements that the Board deems appropriate. Composition of the Committee shall also comply with any other applicable laws and regulations.

The chairperson of the Committee (the “Chairperson”) shall be designated by the Board. Any vacancy on the Committee shall be filled by the Board. No member of the Committee shall be removed except by the Board.

Meetings, Reports and Procedures

The Committee shall meet as often as it determines necessary to carry out its duties and responsibilities, but no less frequently than once annually. The Committee may also hold additional meetings which shall be called by telephone or written notice by the Chair of the Committee. The Chairperson shall preside at each meeting and, in the absence of the Chairperson, one of the other members of the Committee shall be designated as the acting chair of the meeting. The Chairperson, in consultation with the other committee members, shall determine the frequency and length of the committee meetings and shall set meeting agendas consistent with this charter. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary.

Unless the Committee or the Board adopts other procedures, the provisions of the Company’s articles of incorporation and bylaws, as amended and restated from time to time, applicable to meetings of Board committees will govern meetings of the Committee.

The Committee shall maintain minutes of its meetings and records relating to those meetings and shall report regularly to the Board on its activities, as appropriate. The Committee may require officers and employees of the Company to produce such information and reports, including reports to be provided annually or on other regular bases, as the Committee may deem appropriate. The Committee shall have the authority to cause investigations to be made of such matters within the scope of the Committee’s purposes and responsibilities as the Committee may deem appropriate. Such investigations may be made by the Company’s employees or such other persons or firms as the Committee may direct.

Subject to the provisions of the Company’s articles of incorporation and bylaws, as amended and restated from time to time, the Committee may delegate its authority to subcommittees or the Chairperson of the Committee when it deems it appropriate and in the best interests of the Company.